Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com; Email id – info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2017	June 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	March 31, 2017

1	Income from operations
	a) Net Sales/Income	134,234	136,261	137,657	270,495	273,649	550,402
	b) Other operating income	-	-	-	-	-	4,082
	c) Foreign exchange gains/(losses), net	453	353	1,281	806	2,265	3,777
	Total income from operations	134,687	136,614	138,938	271,301	275,914	558,261
2	Expenses
	a) Purchase of stock-in-trade	2,939	6,306	6,206	9,245	13,786	25,560
	b) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(30)	455	1,248	425	179	1,411
	c) Employee benefit expense	67,612	67,442	67,105	135,054	133,282	268,081
	d) Depreciation,amortisation and impairment	5,200	4,943	4,849	10,143	9,514	23,107
	e) Sub contracting/technical fees	21,503	20,247	19,919	41,750	40,279	82,747
	f) Other expenses	14,422	15,128	16,640	29,550	33,056	63,476
	Total expenses	111,646	114,521	115,967	226,167	230,096	464,382
3	Finance expenses	1,386	1,474	1,428	2,860	2,764	5,183
4	Finance and Other Income	6,661	6,200	5,105	12,861	10,305	21,660
5	Share of profits/(loss) of equity accounted investees	5	(1)	-	4	-	-
6	Profit before tax [1-2-3+4+5]	28,321	26,818	26,648	55,139	53,359	110,356
7	Tax expense	6,426	5,994	5,909	12,420	12,031	25,213
8	Net profit for the period [6-7]	21,895	20,824	20,739	42,719	41,328	85,143
9	Non Controlling Interest	(22)	59	67	37	138	248
10	Net profit after taxes and Non Controlling Interest [8-9]	21,917	20,765	20,672	42,682	41,190	84,895
11	Paid up equity share capital	9,733	9,732	4,861	9,733	4,861	4,861
	(Face value ₹ 2 per share)
12	Reserves excluding revaluation reserves and Non Controlling Interest as per balance sheet of previous accounting period						515,443
13	EARNINGS PER SHARE (EPS)
	(of ₹ 2/- each) (not annualised)
	Before extraordinary items
	Basic (in ₹)	4.52	4.29	4.27	8.81	8.44	17.48
	Diluted (in ₹)	4.52	4.28	4.26	8.80	8.42	17.43

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2017 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2017. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results. Amounts for the previous three and six months ended September 30, 2016 and year ended March 31, 2017 were audited by B S R & Co. LLP.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Effective April 1,2016, the Company has early adopted IFRS 9,Financial Instruments. The comparative information has been adjusted to effect this change retrospectively.

3.	List of subsidiaries and equity accounted investees as of September 30, 2017 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. Wipro IT Services, Inc.		USA USA USA
		HPH Holdings Corp.(A) Appirio, Inc. (A)	USA USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
Wipro Holdings UK Limited			U.K.
	Wipro Information Technology Austria GmbH		Austria
		Wipro Technologies Austria GmbH	Austria
		New Logic Technologies SARL	France
	Wipro Digital Aps		Denmark
		Designit A/S	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp.zo.o		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited Wipro Technologies South Africa (Proprietary) Limited		Ghana South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine LLC Wipro Information Technology Netherlands BV.		Ukraine Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C InfoSERVER S.A.	Peru Brazil
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited Wipro Technologies SDN BHD		China Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited *			India
Appirio India Cloud Solutions Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 74% of the equity securities of Wipro Airport IT Services Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Portugal S.A, Digital A/s, Cellent GmbH, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Retail UK Limited		U.K.
	Wipro do Brasil Technologia Ltda		Brazil
	Wipro Technologies Gmbh		Germany
	Wipro Do Brasil Sistemetas DeInformatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Munich GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Lt.d		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru
Cellent GmbH	Frontworx Informations technologie GmbH		Austria Austria
HPH Holdings Corp.	HealthPlan Services Insurance Agency, Inc.		USA USA
	HealthPlan Services, Inc.		USA

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Appirio, Inc.	Appirio, K.K Topcoder, Inc. Appirio Ltd	Appirio GmbH Apprio Ltd (UK) Saaspoint, Inc.	USA Japan USA Ireland Germany U.K. USA
	Appirio Singapore Pte Ltd		Singapore

As of September 30, 2017, the Company held 26% interest in Drivestream Inc., accounted for using the equity method.

4.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing and Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended September 30, 2017, June 30, 2017 and September 30, 2016, six months ended September 30, 2017 and September 30, 2016 and year ended March 31, 2017 is as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2017	June 30,2017	September 30, 2016	September 30, 2017	September 30, 2016	March 31, 2017
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	36,349	34,934	33,583	71,283	67,213	135,967
HLS	17,989	19,150	20,883	37,139	40,814	82,242
CBU	20,989	20,535	20,708	41,524	41,433	83,417
ENU	17,769	17,464	16,881	35,233	34,237	68,883
MNT	30,010	29,342	29,463	59,352	59,001	119,175
COMM	8,583	8,831	9,848	17,414	19,760	38,756
Total of IT Services	131,689	130,256	131,366	261,945	262,458	528,440
IT Products	2,988	6,343	7,666	9,331	13,596	25,922
Reconciling Items	10	15	(94)	25	(140)	(183)
Total Revenue	134,687	136,614	138,938	271,301	275,914	554,179

Other operating Income
IT Services	-	-	-	-	-	4,082
IT Products	-	-	-	-	-	-
Total Other Operating Income	-	-	-	-	-	4,082

Segment Result
IT Services
BFSI	6,055	5,441	6,379	11,496	13,373	24,939
HLS	2,698	2,734	3,234	5,432	6,090	9,479
CBU	3,244	2,934	3,584	6,178	7,359	14,493
ENU	3,435	3,651	3,443	7,086	6,468	14,421
MNT	5,400	5,175	6,175	10,575	12,129	23,453
COMM	1,147	1,449	1,594	2,596	3,096	6,149
Unallocated	805	532	(1,037)	1337	(1,874)	(951)
Other Operating Income	-	-	-			4,082
Total of IT Services	22,784	21,916	23,372	44,700	46,641	96,065
IT Products	88	31	(298)	119	(666)	(1,680)
Reconciling Items	169	146	(103)	315	(157)	(506)
Total	23,041	22,093	22,971	45,134	45,818	93,879
Finance Expense	(1,386)	(1,474)	(1,428)	(2,860)	(2,764)	(5,183)
Finance and Other Income	6,661	6,200	5,105	12,861	10,305	21,660
Share of profit/ (loss) of equity accounted investee	5	(1)	-	4	-	-
Profit before tax	28,321	26,818	26,648	55,139	53,359	110,356

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)	Net gain from sale of Eco Energy division for the period ended March 31,2017 is included as part of IT Services segment result.

5. Statement of Assets and Liabilities

	As at September 31,	As at March 31

	2017	2017
ASSETS
Goodwill	128,839	125,796
Intangible assets	20,571	15,922
Property, plant and equipment	71,803	69,794
Derivative assets	493	106
Investments	9,844	7,103
Investment in equity accounted investee	407	-
Trade receivables	4,179	3,998
Non-current tax assets	15,037	12,008
Deferred tax assets	3,088	3,098
Other non-current assets	15,755	16,793

Total non-current assets	270,016	254,618

Inventories	3,456	3,915
Trade receivables	99,887	94,846
Other current assets	31,484	30,751
Unbilled revenues	45,435	45,095
Investments	333,056	292,030
Current tax assets	6,132	9,804
Derivative assets	2,352	9,747
Cash and cash equivalents	51,412	52,710

Total current assets	573,214	538,898

TOTAL ASSETS	843,230	793,516

EQUITY
Share capital	9,733	4,861
Share premium	2,231	469
Retained earnings	529,496	490,930
Share based payment reserve	1,593	3,555
Other components of equity	19,397	20,489

Equity attributable to the equity holders of the company	562,450	520,304
Non-controlling interest	2,445	2,391

Total equity	564,895	522,695

LIABILITIES
Long - term loans and borrowings	31,152	19,611
Deferred tax liabilities	7,464	6,614
Derivative liabilities	-	2
Non-current tax liability	8,607	9,547
Other non-current liabilities	4,605	5,500
Provisions	3	4

Total non-current liabilities	51,831	41,278

Loans and borrowings and bank overdrafts	114,210	122,801
Trade payables and accrued expenses	69,640	65,486
Unearned revenues	16,040	16,150
Current tax liabilities	7,420	8,101
Derivative liabilities	3,530	2,708
Other current liabilities	14,642	13,027
Provisions	1,022	1,270

Total current liabilities	226,504	229,543

TOTAL LIABILITIES	278,335	270,821

TOTAL EQUITY AND LIABILITIES	843,230	793,516

6. Buyback of equity shares:

On July 20, 2017, the Board of Directors approved a buyback proposal for purchase by the Company of up to 343.75 million shares of ₹ 2 each (representing 7.06% of total paid-up equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 320 per equity share for an aggregate amount not exceeding ₹ 110,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998. The buyback proposal was also approved by the shareholders through postal ballot, the results of which were declared on August 30, 2017. Buy back offer period will commence on completion of regulatory requirements.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place: Bangalore	Executive Chairman &
Date: October 17, 2017	Managing Director